UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2005

Commission File Number:  0-30628


                                  ALVARION LTD.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

                   21A Habarzel Street, Tel Aviv 69710, Israel
--------------------------------------------------------------------------------
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F |X|   Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes |_| No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following are included in this report on Form 6-K:

                                                                  Sequential
     Exhibit               Description                            Page Number
     -------               -----------                            -----------

       1.      Press release on Iberbanda, dated July 19, 2005         4
       2.      Press Release on ISL, dated July 25, 2005               6






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

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    ALVARION LTD.


Date: July 27, 2005                 By: /s/ Dafna Gruber
                                       ----------------------------------
                                    Name:  Dafna Gruber
                                    Title: Chief Financial Officer










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

                                    EXHIBIT 1

Contacts
Dafna Gruber, CFO                   Carmen Deville
+972 3 645 6252                     +760-517-3188
+760-517-3187
dafna.gruber@alvarion.com     carmen.deville@alvarion.com
-------------------------     ---------------------------


                                                           FOR IMMEDIATE RELEASE


                   IBERBANDA EXPANDS INTO SPANISH PROVINCE OF
            CASTILLA Y LEON WITH ALVARION'S WIMAX-READY BREEZEMAX(TM)
                                    NETWORK

                                      ----


TEL AVIV, Israel, July 19, 2005 -- Alvarion Ltd. (NASDAQ:ALVR), the world's leading provider of wireless broadband solutions and specialized mobile networks, today announced another expansion of its WiMAX-ready system based on the BreezeMAX platform with Spain's emerging carrier, Iberbanda, this time in the country's largest province, Castilla y Leon. In support of bringing broadband to the province and to generate cooperative projects between Castilla y Leon and Israel, Second Vice President and Minister of Economy and Labor, Mr. Tomas Villanueva, and General Manager of Telecommunications, Mr. Antonio Perez, who is responsible for the management of the broadband program of the Ministry of Public Works, visited Alvarion's corporate headquarters yesterday.

In deepening the carrier's commitment to deploy broadband services in Spain's rural areas, Iberbanda ordered this initial installation of Alvarion's WiMAX-ready network to offer a host of high bandwidth applications to business and residential customers. To date, Iberbanda has installed Alvarion's BreezeMAX networks in the Spanish provinces of Andalusia, Catalonia, and Navarra.

            "The broadband program of Castilla y Leon is to cover most of this province over the next few years to provide broadband services to residences and businesses areas that are currently without access because of the prohibitive costs of wired infrastructure," said Carlos Morell, CEO of Iberbanda. "Our experience with BreezeMAX in the other regions of Spain lead us to build this network in Castilla y Leon, especially with its mountainous areas full of line-of-sight challenges. In addition, with the province's population of less than 3 million and given its geographic size, only a WiMAX network provides a profitable business model with a diversified service offering."

            BreezeMAX(TM) is Alvarion's WiMAX-ready platform that uses OFDM technology for advanced non-line-of-sight (NLOS) functionality and is designed for operators to offer broadband IP-based data and voice services. Its carrier-class design supports broadband speeds and quality of service (QoS) to enable carriers to offer multiple services to thousands of subscribers in a single base station.

            "Iberbanda is a carrier who has demonstrated its vision of the benefits of broadband wireless over the years with Alvarion," Tzvika Friedman, President and COO of Alvarion. "Given the size, terrain, the population characteristics of the area, we believe that the initial network in Castilla y Leon has the potential to grow over the next few years, and become one of our largest BreezeMAX deployments. In addition, we are pleased to be part of the public sector's efforts to bring broadband to the area to further economic development."

            The BreezeMAX platform has been designed from the ground up according to the IEEE 802.16-2004 standard and will be submitted for certification later this year according to the schedule and readiness of the WiMAX Forum labs. The platform serves as a base for Alvarion's future mobile solution targeted towards the emerging IEEE 802.16e standard for mobile broadband services.


                                       ###


About Iberbanda
---------------

Iberbanda is a provider of advanced LMDS-based broadband services to companies throughout Spain. Using cutting edge wireless and fiber optic technologies, Iberbanda provides high-speed Internet access, data communications, voice, and other value-added IP-based services in Spain's 72 largest cities. In addition, Iberbanda leases its advanced infrastructure to Application Service Providers
(ASPs), Internet Service Providers (ISPs), and transport and access services throughout Spain.


Iberbanda's investors include major international telecommunications, retail, and financial groups, including the Prisa Group (26%), El Corte Ingles (26%), Sercotel (America Movil) (18%), Omega Capital (9%), Caja Duero (7%), Ibercaja (4%), Caja San Fernando (4%), Caja de Huelva y Sevilla (El Monte) (4%) and Promecal (2%). For more information, visit www.iberbanda.es



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

                                    EXHIBIT 2

Contacts
Dafna Gruber, CFO                   Carmen Deville
+972 3 645 6252                     +760-517-3188
+760-517-3187
dafna.gruber@alvarion.com     carmen.deville@alvarion.com
-------------------------     ---------------------------


                                                           FOR IMMEDIATE RELEASE


   ISL IN BANGLADESH SELECTS ALVARION'S BREEZE2000 FOR LARGE SCALE NETWORK TO
                         OFFER VOICE SERVICES THROUGHOUT
                  SOUTHEAST & SOUTHWEST REGIONS OF THE COUNTRY

            CDMA2000 1X System Optimal for Rural, Suburban Telephony

                                       ---


            Mountain View, California, July 25, 2005 --- Alvarion Inc. (NASDAQ:ALVR), the world's leading provider of wireless broadband solutions and wireless telephony networks, today announced that Integrated Services Limited
(ISL), a carrier that received licenses to operate in several zones in Bangladesh, selected its Breeze2000 system to provide voice services to residences and businesses throughout the country. Operating in the 800 MHz band, 34 Breeze2000 base stations will be deployed to cover approximately half of the rural and suburban areas of Bangladesh. The network is expected to be deployed by the end of the year.

            "Using Alvarion's CDMA2000 system gives us a jumpstart into the competitive voice services market quickly and cost-effectively," said Mr. Afzal Choudhury, Chairman of ISL. "We were very impressed with Breeze2000's IP architecture and modular design, which will minimize our initial investments, support a fast deployment schedule and reduce our operations costs significantly. Alvarion's system is perfectly tailored to our business model and technology requirements to provide quality services."

            Breeze2000 is a wireless solution designed for next generation networks around the widely deployed CDMA 2000-1X RTT standard featuring a migration path to 3G networks along with scalability for fixed applications. When applied to the last mile, the system provides carrier-class telephony and always-on data access for both business and residential users requiring fixed or limited mobility connections. The system employs a distributed structural design that minimizes CAPEX with its IP architecture and reduces OPEX with its minimal backhaul bandwidth requirements. As a result, Breeze2000 is a compact infrastructure solution offering superior performance and value for carriers offering local loop services in emerging markets.

            "With Bangladesh's varied terrain and much of its rural and suburban areas lacking basic telecommunications infrastructure, the extreme cost-effectiveness of the Breeze2000 will make it an ideal last-mile voice solution for many areas of the country. In addition to its scalable IP architecture, Breeze2000 will secure an operator's investment with a seamless migration to next-generation networks," said Patrick Duncan, Managing Director, Asia Pacific of Alvarion. "We are excited about this large scale, high profile deployment in Asia Pacific, as it is a model for the many other carriers in the region who can use a fixed CDMA system to quickly build voice infrastructure."


                                       ###


            About Integrated Services Limited (ISL)

            ISL was established in 1993 by the integration of 5 Engineering Service oriented multidisciplinary companies in order to provide telecom services in rural Bangladesh. The company obtained a license for rural telecom to cover 60% of rural area of Bangladesh located in the Southern portion. The company formed a joint venture with a Malaysian company and started service with AMPS technology in 800 MHz band introducing wireless local loop (WLL) solution. ISL bought out the Malaysia company in 2004 and recast the whole project using CDMA2000 technology with an IP based architecture to achieve low operating cost. They have selected Alvarion of the USA who has come with the commitment to develop the network in 264 Upozilla's covering an area of more than 70,000 Sq. Km with an initial deployment of 34 base stations. The network is scheduled to be operational by December 2005.

About Alvarion
--------------

            With more than 2 million units deployed in 130 countries, Alvarion is the worldwide leader in wireless broadband providing systems to carriers, ISPs and private network operators, and also in extending coverage of GSM and CDMA mobile networks to developing countries and other hard to serve areas.

            Leading the WiMAX revolution, Alvarion has the most extensive deployments and proven product portfolio in the industry covering the full range of frequency bands with both fixed and mobile solutions. Alvarion's products enable the delivery of business and residential broadband access, corporate VPNs, toll quality telephony, mobile base station feeding, hotspot coverage extension, community interconnection, public safety communications, and mobile voice and data. Alvarion works with several global OEM providers and more than 200 local partners to support its diverse global customer base in solving their last-mile challenges.

As a wireless broadband pioneer, Alvarion has been driving and delivering innovations for more than ten years from core technology developments to creating and promoting industry standards. Leveraging its key roles in the IEEE and HiperMAN standards committees and experience in deploying OFDM-based systems, the Company's prominent work in the WiMAX Forum is focused on increasing widespread adoption of standards-based products in the wireless broadband market and leading the entire industry to mobile WiMAX solutions.


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

For more information, visit Alvarion's World Wide Web site at www.alvarion.com

This press release contains forward -looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion's management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward -looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the in ability to establish and maintain relationships with commerce, advertising, marketing, and technology providers and other risks detailed from time to time in filings with the Securities and Exchange Commission.

Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission, which this press release will be a part of.

You may request Alvarion's future press releases or a complete Investor Kit by contacting Carmen Deville, Investor Relations: carmen.deville@alvarion.com or +1 650 314 2653.




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